CUSIP No. G6S41R101

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RVL Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

August 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	Page 2 of 8

(1)	Name of Reporting Persons Avista Capital Partners III GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,032,995

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,032,995

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,995

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 3 of 8

(1)	Name of Reporting Persons Orbit Co-Invest III LLC

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,032,995

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,032,995

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,995

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 4 of 8

(1)	Name of Reporting Persons Avista Healthcare Partners GP, Ltd.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,730,864

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 24.0%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 5 of 8

(1)	Name of Reporting Persons Avista Healthcare Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,730,864

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 24.0%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 6 of 8

Introduction

This Amendment No. 3 amends the statement on Schedule 13D (the “Schedule 13D”) related to the ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”), of RVL Pharmaceuticals plc, an Irish public limited company (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2020, as amended by Amendment No. 1 thereto filed with the SEC on November 23, 2020 and Amendment No. 2 thereto filed with the SEC on October 14, 2021. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraph immediately following the sixth paragraph:

On August 8, 2022, the Company issued 8,000,000 Ordinary Shares at a per share price of $1.55 per Ordinary Share to AHP LP pursuant to a Share Subscription Agreement dated August 4, 2022. In addition, the Company issued (i) 6,451,612 Ordinary Shares to Athyrium Opportunities IV Co-Invest 2 LP, (ii) 850,000 Ordinary Shares to Brian Markison, and (iii) 150,000 Ordinary Shares to James Schaub, in each case at the same price of $1.55 per Ordinary Share pursuant to a Share Subscription Agreement between the Company and the respective purchaser.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Amendment No. 3 to the Schedule 13D are based upon 99,001,271 Ordinary Shares outstanding as of August 8, 2022, based on 83,549,659 shares outstanding as of May 11, 2022, and after giving effect to the issuance and allotment of Ordinary Shares on August 8, 2022 described above in Item 4. The Reporting Persons may be deemed to beneficially own an aggregate of 24,763,859 Ordinary Shares, which constitutes approximately 25.0% of the Company’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Amendment No. 3 to the Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those Ordinary Shares held by any other Reporting Person.

Orbit III may be deemed to beneficially own 1,032,995 Ordinary Shares, which represents approximately 1.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

ACP GP, as the Manager of Orbit III, may be deemed to beneficially own 1,032,995 Ordinary Shares, which represents approximately 1.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

AHP LP may be deemed to beneficially own 23,730,864 Ordinary Shares, which represents approximately 24.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

AHP GP, as the general partner of AHP LP, may be deemed to beneficially own 23,730,864 Ordinary Shares, which represents approximately 24.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

CUSIP No. G6S41R101	Page 7 of 8

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. In addition, as a result of the Shareholders Agreement, the Avista Funds may be deemed to be part of such a “group” with the Altchem Entities with respect to the Company’s securities.  Based on the disclosure in the Company’s Definitive Proxy Statement on Schedule 14A filed on April 25, 2022, (i) Orbit A-I may be deemed to beneficially own 1,182,243 Ordinary Shares, which represents approximately 1.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act, and (ii) Altchem Limited, as the holder of 22,485,297 Ordinary Shares and the manager of Orbit A-I, may be deemed to beneficially own 23,667,540 Ordinary Shares, which represents approximately 23.9% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Other than as set forth in Item 4 herein, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following paragraph immediately following the fourth paragraph:

On August 4, 2022, the Company entered into a Share Subscription Agreement (the “Share Subscription Agreement”) with AHP LP, pursuant to which the Company agreed to sell and issue to AHP LP, in a private placement, 8,000,000 Ordinary Shares at a per share price of $1.55 per Ordinary Share. The Share Subscription Agreement also provides AHP LP with certain registration rights. This summary description does not purport to be complete, and is qualified in its entirety by reference to the Share Subscription Agreement, a copy of which is filed as Exhibit 1 to this Amendment No. 3 to the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Share Subscription Agreement, dated August 4, 2022, by and between the Company and Avista Healthcare Partners, L.P.

CUSIP No. G6S41R101	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2022

AVISTA CAPITAL PARTNERS III GP, L.P.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

ORBIT CO-INVEST III LLC

by Avista Capital Partners III GP, L.P., its manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA HEALTHCARE PARTNERS GP, LTD.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

AVISTA HEALTHCARE PARTNERS, L.P.

by Avista Healthcare Partners GP, Ltd., its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel